

We have created a proven turnkey regenerative farm model that is producing wealth through the formation of new regenerative farms and has led to the creation of a new regenerative foods brand

Industrial agriculture is destructive

The solution is regenerative farming



UNLOCKING A NATURAL CLIMATE SOLUTION

CO_2

Regenerative Agriculture in the News

KISS THE GROUND
NETFLIX FILM SHOWS HOW SUSTAINABLE FARMING HELPS FIGHT CLIMATE CHANGE.

Report: Regenerative Agriculture Makes Farmers and Ranchers More Resilient to Climate Change

Policy Recommendations Advance the Land Management Philosophy as a Natural Climate Solution

April 21, 2022

WASHINGTON – Regenerative agriculture helps farmers and ranchers withstand the effects of climate change, according to a new report released today by NRDC (Natural Resources Defense Council).

Regenerative Agriculture: Farm Policy for the 21st Century, comes at the heels of a United Nations report that paints the grim effects of global warming, and highlights how regenerative agriculture provides multiple environmental co-benefits – including building soil health which helps sequester carbon – while

MEDIA CONTACTS

Daniela Arellano

424-268-6677, darellano@nrdc.org

 United Nations | UN News
Global perspective Human stories

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Soil erosion must be stopped 'to save our future', says UN agriculture agency





"Regenerative Agriculture will be the next No. 1 food trend"

-Wholefoods



Thrive and Grow Farms Solutions







THRIVE and
GROW
farms

Regenerative Turn-key Farm Program

New Farm Developments

snap pea snacks
TRULY
REGENERATIVE
Foods that recharge the planet.
Regeneratively grown foods for healthier bodies and for a healthier future

Regenerative Foods Brand

Proving our Turnkey Farm Model



Moonlighter Farm
Case Study

We collaborated with agriculturalist Tommie Burch and created a turnkey regenerative farm model.

One year after he began growing crops on his new farm we now have hard data to validate our model!

On just 1/4 acre, Tommie will recoup all expenses including his own labor and even the cost of drilling a well in just 1.8 years!

Valuable intellectual property

The Turn-key Farm model we created is the key to producing successful regenerative farms.

This is valuable intellectual property due to it's impact and expected revenue on our demonstration farm, turn-key farm development sales, and DIY farm startup support services.



Land and Farm Developments



Mindful Land Development



Turnkey farm businesses development

Farmer support services

Our First Turn-key Farm Sites

These 4 farm sites will be fully developed small regenerative farm businesses that we plan to sell for a 271% ROI *(Forward-looking projections cannot be guaranteed)*





Expected ROI for first 4 Turn-key Farm Sales

950,000

350,316

240,000

178,000

90,000

Initial acquisition
Basic infrastructure
Completed Farms

Acquisition and Development costs   Real Estate and Business Value

Forward-looking projections cannot be guaranteed.



Packaged agricultural products

Local commodities turned into Thrive's new packaged food brand, Truly Regenerative TM

Check out the "Truly Regenerative" slide deck PDF



snap pea snacks
TRULY
REGENERATIVE
Foods that recharge the planet.
Regeneratively grown foods for healthier
bodies and for a healthier future

Regenerative Agriculture already overtaking the organic food movement.

Forbes

FORBES > SMALL BUSINESS

Regenerative Agriculture: The Next Trend In Food Retailing



Jack Uldrich Forbes Councils Member
Forbes Business Council
COUNCIL POST | Membership (Fee-Based)

Aug 19, 2021, 07:00am EDT

Who is transitioning?









Future Exit





TRULY REGENERATIVE

THRIVE and GROW farms

snap pea snacks
with sea salt and vinegar
A satisfyingly crunchy snack
with a bit of tang
8 oz
TRULY
REGENERATIVE
Foods that recharge the planet.
Regeneratively grown foods for healthier
bodies and for a healthier future

Our freeze-dried regenerative food and supplements brand.

Truly Regenerative will be high impact and high future value.

Truly Regenerative will be of the first regenerative food brands to market.



Forward-looking projections cannot be guaranteed.



Michael Ismail

Founder

- Agriculture and land development expert
- Mortgage finance 2005-2008
- Real estate investor beginning in 2007
- Founded Thrive Business Consulting in 2012
- Founded Thrive and Grow Gardens in 2014
- Founded Thrive and Grow Farms in 2020



Kendyl Ismail

Co-founder

- Career as a director of sales and marketing since 2011
- Became Co-founder in 2020
- Director of sales, marketing and public relations
- Capital sourcing



Kent Adams

Score Mentor

- Founded Locus Solutions
- Developed CO_2 sequestering water saving agricultural solution
- Start business in probiotics, which was sold for $250 Million
- Consumer packaged good which was sold for $135 million



Stephanie Lipari

CEA Manager



Eitan Waxman

Web developer



Dhaval Patel

SEO Expert



Tommie Burch

Agriculturalist



Chris Patzke

CEA expert



Aurora DeShazo

Farm hand

Anyone can invest in our revenue share through Wefunder!

Are you an accredited investor? You can also invest in our convertible notes through our REG D fundraise.

Diversify
YOUR
Investment
Revenue Share
2.5x return
AND
Convertible Note
V.Cap $7.5 M
20% Disc.
We've already raised $125k of our $1.2 million goal



Schedule a meeting with us to learn more.

Michael Ismail: 520-248-2374

Michael@thriveandgrowgardens.com

www.thriveandgrowfarms.com